UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Indevus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

454072109

(CUSIP Number)

January 6, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 454072109

1	Names of Reporting Persons QUOGUE CAPITAL LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,595,408 (See Item 4)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,595,408 (See Item 4)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,595,408 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.16%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 454072109

1	Names of Reporting Persons WAYNE P. ROTHBAUM

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4)

	6	Shared Voting Power 0 (See Item 4)

	7	Sole Dispositive Power 0 (See Item 4)

	8	Shared Dispositive Power 0 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: The issuer of the securities to which this statement relates is Indevus Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: The issuer's principal executive offices are located at 33 Hayden Avenue, Lexington, Massachusetts 02421-7966.

Item 2.
	(a)	Name of Person Filing: The filing persons are Quogue Capital LLC and Wayne P. Rothbaum.
(b)

Address of Principal Business Office:
The principal business office for Quogue Capital LLC is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

The principal business office of Wayne P. Rothbaum is c/o Quogue Capital LLC, 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

	(c)	Citizenship: See Item 4 of cover pages.
	(d)	Title of Class of Securities: The title of the class of securities is Common Stock, $0.001 par value per share (“Common Stock”).
	(e)	CUSIP Number: The CUSIP number is 454072109.

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
The filing categories pursuant to Rule 13d-1(b), 13d-2(b) and (c) are not applicable to each of the filing persons.

Item 4.	Ownership.
For Quogue Capital LLC and Mr. Rothbaum:
(a)

Amount beneficially owned as of January 14, 2009:

Quogue Capital LLC owns an aggregate of 5,595,408 shares of Common Stock, comprised of (i) 2,215,000 shares of outstanding Common Stock and (ii) 3,380,408 shares of Common Stock issuable upon conversion of $22,500,000 in principal amount of the issuer’s 6.25% Convertible Senior Notes due 2009.  Wayne P. Rothbaum is the managing member of Quogue Capital LLC and so may be deemed to beneficially own such shares of Common Stock.  Mr. Rothbaum disclaims such beneficial ownership.  The total amount of shares also includes 65,000 shares of Common Stock owned by M.D.K. Foundation Inc.  Mr. Rothbaum is the president of M.D.K. Foundation Inc. and is the individual with sole voting and dispositive power over such shares.  Thus, Mr. Rothbaum may be deemed to beneficially own such shares.  Mr. Rothbaum disclaims such beneficial ownership.

(b) Percent of Class as of January 14, 2009: 7.16%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: See Item 5 of cover pages.
(ii) shared power to vote or to direct the vote: See Item 6 of cover pages.
(iii) sole power to dispose or to direct the disposition of: See Item 7 of cover pages.
(iv) shared power to dispose or to direct the disposition of: See Item 8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum	Dated: January 15, 2009
Name:	Wayne P. Rothbaum
Title:	President

	/s/ Wayne P. Rothbaum	Dated: January 15, 2009
Wayne P. Rothbaum

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Indevus Pharmaceuticals, Inc. and that this Joint Filing Agreement be included as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of January 15, 2009.

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum
Name:	Wayne P. Rothbaum
Title:	President

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum